Exhibit 99.1

Press Release

Peer support, flexible work arrangements, salary for a year: Sanofi launches global program for employees affected by cancer and critical illnesses

Paris, February 5, 2024. Sanofi today launches ‘Cancer & Work: Acting Together’, a global program to support Sanofi employees whose lives are impacted by cancer and other critical illnesses. This program covers all Sanofi employees in the world if they are diagnosed with cancer or critical illnesses*. It provides social, emotional and financial support and secures the job, salary and benefits of any employee for up to twelve months, no matter the role or geographical location.

Natalie Bickford

Chief People Officer, Sanofi

“Many of us will face cancer one way or another in our lives. The last thing you want to be thinking about when you are diagnosed with cancer, or going through treatment, is work. And yet, half of people who receive a cancer diagnosis are frightened to tell their workplace. That is not right. I am delighted that Sanofi has gone beyond its commitment to provide job security and salary continuation for at least a year after diagnosis. Today, we also support every Sanofi employee facing cancer by training a global network of affinity groups who can provide safe spaces, and by helping managers understand the challenges their team members may be facing, and how best to approach them for reassurance and support.”

On top of financial support, employees will be able to incorporate further flexible work arrangements to better navigate cancer and work. The program also addresses the emotional wellbeing of Sanofi employees impacted by cancer and other critical illnesses. They will have access to a network of volunteer colleagues trained to help them navigate from initial diagnosis through the treatment journey and return to work.

Many of the volunteers in the network have experienced cancer; connecting with them creates a safe space for sharing experiences, discussing accessible resources and building supportive relationships. Impacted employees have also access to an external psychological support in all countries 24/7 through the Employee Assistance Program.

In addition, throughout 2024, Sanofi intends to implement coverage of miscellaneous non-medical expenses. Moreover, Sanofi permanent employees will become eligible for an unpaid caregiver leave which allows them to carry out caregiving duties for their close family member suffering from a critical illness*.

The program is also designed to better equip managers to support members of their team who are affected by cancer. It connects them with the knowledge they will need to take that first step in helping a colleague navigate their local benefit and support programs.

A global program inspired by an employee initiative

In 2017, several volunteer employees in France, with complementary expert skills and experience as patients, caregivers or managers, started the initiative. They first created space for affected employees to share their experience, ask questions, and hear from colleagues who have been through similar situations and found ways to reconcile work and illness. Importantly, they helped develop the right support the affected employee needs within their team. These groups can be called upon at any time, when learning the diagnosis, during treatment, during leaves, upon return to work, and in the years that follow.

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The program has since grown to a network of 27 partner teams with one team at each Sanofi site in France, with 150 members who share feedback and best practice. More than 350 employees have benefited (42% sick employees, 30% caregivers, 28% managers).

The global program announced today echoes the original approach and makes Sanofi an ever more inclusive culture where everyday experiences matter for every employee worldwide. This wraps the program into a wider DE&I cultural transformation at Sanofi as the company drives Diversity, Equity, and Inclusion (DE&I) in and beyond the workplace.

Global impact of cancer and work

Of all chronic conditions, cancer had the highest prevalence of work loss. Research shows that the risk of losing a person’s job in the EU increases 1.4 times after a cancer diagnosis1. According to an article published in the Journal of the National Cancer Institute, cancer-related employment changes are experienced by more than 40% of cancer survivors who were employed at or after diagnosis in the US2.

Worldwide, the number of people diagnosed with cancer who are of working age is significant. For example, around 45% of people diagnosed in the U.S. in 2020 were between 20–64 years old3. In France, around 160, 000 of the 400,000 people newly diagnosed with cancer were of working age and in the UK, around 900,000 people of working age are living with cancer. In a recent Harris poll conducted last year in the U.S. by Cancer & Careers, 35% said that in general, those with cancer face stigma in the workplace. Yet, that same study revealed 78% felt that people who have been diagnosed with cancer and receive support from their employer are more likely to thrive in the workplace.

About Sanofi DE&I strategy

Sanofi’s ambitious DE&I strategy was launched in June 2021 with set objectives toward 2025, built around three key pillars: building representative leadership, creating a work environment where employees can bring the best of their whole selves and engaging with the company’s diverse communities.

Read more information on Sanofi’s DE&I strategy here.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

* Specific criteria identifying the conditions and circumstances that are eligible for coverage under this program might be governed by the terms and conditions of country-specific policies or legal requirements.

1 Cancer survivors and unemployment: a meta-analysis and meta-regression - PubMed (nih.gov)

2 Employment Outcomes Among Cancer Survivors in the United States: Implications for Cancer Care Delivery | JNCI: Journal of the National Cancer Institute | Oxford Academic (oup.com)

3 Binder, V. Gany, F., (2020) Impact of Cancer on Employment. Journal of Clinical Oncology, 2020 Feb 1; 38(4): 302-309.

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Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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